Mail Stop 4561
								July 5, 2005

Home City Financial Corporation
Attn: Charles Mihal, Treasurer and Chief Financial Officer
2454 North Limestone Street
Springfield, Ohio, 45503


	Re:	Home City Financial Corporation
	Registration Statement on Form 10-KSB
	Filed March 21, 2005
	File No. 000-21809

Dear Mr. Mihal:


      We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2: Securities, page 48

1. Please tell us the factors specifically considered by management in evaluating the existence of an other than temporary impairment of the Fannie Mae preferred stock, and ultimately how management`s conclusion was reached that the security impairment was temporary. In your response, please specifically address the following factors:

* The analysis performed by management to determine the loss was temporary after being in a loss position greater than 15% for over two years
* The financial condition and near-term prospects of the Fannie Mae considered by management, including any specific events which may influence the operations of the issuer, such as changes in interest rates that may impair the earnings potential of the investment
* The intent and ability of management to retain the investment in Fannie Mae for a period of time sufficient to allow for any anticipated recovery in market value, including management`s anticipated timeline for recovery of the investment and the documentation supporting management`s estimates

	In your response, please refer to the technical guidance in Staff Accounting Bulletin No. 59 and SFAS 115.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


	Sincerely,



      Don Walker
                                        Sr. Assistant Chief
Accountant
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Charles Mihal
Home City Financial Corporation
July 5, 2005
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